EXHIBIT 99.1

Gildan Activewear Directors Issue Open Letter to Shareholders

Montreal, Wednesday, December 20, 2023 — The Chairman of the Board of Directors of Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) and the Board’s Committee Chairs today issued an open letter to shareholders.

Dear Fellow Gildan Shareholders:

We are writing to you today to clarify the record as to why the directors of Gildan recently came to the unanimous decision to remove Glenn Chamandy as chief executive officer and to outline the path forward under our new CEO Vince Tyra.

We give Mr. Chamandy all the credit he rightly deserves for co-founding Gildan Activewear and respect that he built it into a successful public company. Throughout much of his 20-year tenure as CEO he drove exceptional growth and value creation. Over the last four years, however, Mr. Chamandy has struggled to find additional avenues of long-term organic growth. Over the last two years, the Board’s trust and confidence in Mr. Chamandy eroded gradually as we worked to hold him accountable for delivering the next chapter of the company’s long-term growth strategy as well as the development of his people. It is the Board’s view that it was time to explore searching for a leader who could better discharge these critical responsibilities for the future.

The Board’s decision to hire a new CEO is based on our joint responsibility to see that Gildan is well positioned for future success. The business has grown in scale and complexity and the challenges and opportunities that lie ahead call for a new leader with new ideas and different skills.

The Board has had a robust succession process underway for nearly two years. It was planned, deliberate and professionally run, the exact way that a responsible public company should approach succession.

The Board and Mr. Chamandy agreed to this formal three-year CEO succession plan in December 2021. In January 2022, we hired a leading executive search firm to begin the process of conducting a search for a new CEO, including both internal and external candidates. By September 2023, the search had narrowed to a shortlist of candidates and Vince Tyra was selected by the Board as CEO on December 10, 2023.

And while Mr. Chamandy had agreed to follow the original succession timeline, he later worked to entrench himself as CEO.

The most glaring example of that was his October 2023 proposal to the Board that we should actively pursue, within weeks, high-risk and highly dilutive multi-billion-dollar acquisitions that would shift Gildan away from its core area of manufacturing experience. In addition, his request was to stay on as CEO for several more years to implement such plan. If the Board did not approve his timing, he told us repeatedly that he would leave the company in the near-term and sell all of his shares.

We now know that Mr. Chamandy had no intention of abiding by the agreed succession plan. He made that clear in his own words while speaking to The Globe and Mail in an article on December 16, 2023: “I had no intention of leaving. You know, my view is that I would leave when I think the time is right for the company.”

The Board is disappointed in Mr. Chamandy’s attempts to inflict the maximum amount of disruption to Gildan’s business in order to remain as CEO.

Vince is the right person to lead Gildan to the next stage of its evolution and we look forward to his engaging with our stakeholders. We are also proud that Chris Shackelton, Co-Founder and Managing Partner of Coliseum Capital Management, has accepted our invitation to join our Board. Coliseum has committed to support Gildan’s Board and to grow its position with the hope of becoming Gildan’s largest shareholder.

Change in a global enterprise is hard, especially when it involves a transition from a founder CEO. We are proud of our employees who work hard every day for our customers and our shareholders and whose contribution continue to make Gildan the exceptional company that it is today.

As fellow shareholders, we know that Gildan’s best days are ahead. The Board looks forward to continuing to engage with shareholders and welcoming their perspectives as Gildan embarks on its next chapter.

Sincerely,

Donald C. Berg, Chair of the Board of Directors

Maryse Bertrand, Chair of the Corporate Governance and Social Responsibility Committee

Luc Jobin, Chair of the Audit and Finance Committee

Shirley E. Cunningham, Chair of the Compensation and Human Resources Committee

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic and financial conditions globally or in one or more of the markets we serve and our ability to implement our growth strategies and plans. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American

Apparel®, Comfort Colors®, GOLDTOE®, Peds®, in addition to the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Geneviève Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com